LOAN PURCHASE AGREEMENT

THIS LOAN PURCHASE AGREEMENT is entered into as of September 20, 2013 (the "**Effective Date**"), by and between Buyer (as such term is defined in Article 1) as hereinafter defined, and Seller (as such term is defined in Article 1), as hereinafter defined.

RECITALS

(a)   Seller is the owner of the Loan (as such term is defined in Article 1); and

(b)   Buyer desires to purchase the Loan from Seller and Seller desires to sell the Loan to Buyer on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual promises herein set forth and for such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE 1

DEFINITION

Section 1.1   Definitions. For purposes of this Agreement the following terms shall have the meaning indicated:

"**Additional Documents**" mean any instruments, agreements or documents that are included in the Loan Files, other than any Notes or Collateral Documents, and that pertain to or set forth any terms or conditions concerning the Loan, including any supplements, amendments, or modifications thereto or any renewals or extensions thereof which were included in the Loan Files.

"**Agreement**" means this Loan Purchase Agreement, including all Exhibits attached hereto.

"**Apartment Complex**" shall have the meaning set forth in that certain Amended and Restated Agreement of Limited Partnership of the Partnership dated January 14, 1991, as amended by Amendment to the Amended and Restated Agreement of Limited Partnership of the Partnership dated December 31, 1994.

"**Authority**" means the United States Department of Housing and Urban Development, or any successor federal agency ("**HUD**").

"**Borrower**" means the Partnership.

"**Business Day**" means any day other than a Saturday, Sunday or a day that bank institutions are closed for business in the States of Illinois, Massachusetts or New York.

"**Buyer**" means the person(s) or entity(ies) identified on the signature page hereof.

"**Claim**" **or** "**Claims**" means any claim, demand, assertion, legal proceeding, cause of action (whether tort, contract or any other basis), loss, assessment, penalty, fine, forfeiture, judgment, order or decree in any legal or administrative proceedings (including without limitation, bankruptcy and foreclosure proceedings), and any legal or other fees, expenses, court or other costs, liability, damage or expense, whether any of the above are known or unknown, fixed or contingent.

"**Closing**" means the closing of the sale of the Loan pursuant to this Agreement.

"**Closing Date**" sha ll have the meaning ascribed to such term in the Partnership Sale Contract.

"**Collateral**" means any tangible or intangible property securing the Loan.

"**Collateral Documents**" means any security agreement, guaranty, pledged certificate of title, mortgage, deed of trust, trust deed, assignment of rents, assignment of leases, or other collateral assignment, i nstrument or document securing payment or performance of the Loan, including any supplements, amendments, modifications, renewals or extensions thereof.

"**Contract Closing**" means the "Closing" described in the Partnership Sale Contract.

"**Contract Purchaser**" means ERI/MB Holdings LLC, a Massachusetts limited liability company, which is the "Assignee" under the Partnership Sale Contract.

"**Due Diligence Expiration Date**" means 5:00 p.m. Central Standard Time on the sixtieth (60th) full day after the Effective Date.

"**Due Diligence File**" means the Loan Documents and other materials relating to the Loan distributed to Buyer by Seller and other supplemental material and documents that come to Seller's knowledge delivered (by electronic transmission or otherwise) to Buyer relating to the Loan.

"**Escrow**" means the escrow established with the Escrow Agent in order to accomplish the Closing hereunder.

"**Escrow Agent**" shall mean Fidelity National Title Company, NBU/ Colorado Commercial Branch, Attn: Lindsey Mann, 8450 E. Crescent Parkway, Suite 410, Greenwood Village, CO 80111, Phone (720) 200-1227, fax (720) 489-7593, E-mail Lindsey.Mann@fnf.com.

"**General Assignment**" means the Assignment and Assumption in the form of Exhibit A hereto, which is to be delivered to Buyer, as completed and executed, on the Closing Date.

"**Good Funds**" mean any funds evidenced by a cashier's, unendorsed certified or official United States bank check payable to the order of Escrow Agent, or funds transferred to the Escrow Agent by wire transfer of federal funds.

"**Impositions**" mean any taxes or assessments levied against the Collateral for the Loan, premiums for any insurance maintained in connection with such Collateral, and any other costs, expenses or reserves related to such Collateral or to the Loan, including, without limitation, capital replacement reserves.

"**Loan**" means that certain loan evidenced by that certain Promissory Note dated October 29, 1998 in the stated principal amount of $3,596,275.78, executed by Contract Seller and payable to the order of the Secretary of Housing and Urban Development of Washington D.C., as assigned to PAMI Midatlantic LLC and as subsequently assigned to National Tax Credit Investors II, a California limited partnership, as amended or modified.

"**Lender**" means Midland Loan Services, Inc., its successors and assigns with respect to the Loan.

"**Loan Documents**" mean the Note, the Collateral Documents and the Additional Documents, collectively, including without limitation those documents listed on Schedule I hereto.

"**Loan Files**" means the files relating to the Loan, which include the Loan Documents and other correspondence, reports and materials in the possession or reasonable control of Seller, copies of which were made available for inspection to Buyer by Seller.

"**Note(s)**" means any promissory note, loan agreement, or other evidence of indebtedness for the Loan.

"**Partnership**" means Michigan Beach Limited Partnership, an Illinois limited partnership.

"**Partnership Sale Contract**" means that certain Assignment and Assumption Agreement dated simultaneously herewith by and between Seller and Contract Purchaser regarding the limited partnership interest in the Partnership.

"**Payment Cutoff Date**" means 5:00 P.M. (CST) on the date immediately prior to the Closing Date.

"**Proceeds**" means any cash or other liquid assets held by Seller as a result of the voluntary or involuntary conversion of any of the Collateral, including, without limitation, insurance proceeds and condemnation awards.

"**Purchase Price**" means one hundred percent (100%) of the principal balance due under the Note as of the Closing Date.

"**Seller**" means the entity identified on the signature page hereof as "Seller" which Seller is owner of the Loan.

"**Seller Related Parties**" means all persons or entities that control, are controlled by, or are under common control with, Seller, together with all directors, officers, employees, agents, or other representatives of such persons or entities.

3

"**Servicing-Released Basis**" means the method or basis for the sale of the Loan whereby all rights, obligations, liabilities, and responsibilities in connection with the servicing and administration of the Loan are released, relinquished, sold, transferred, conveyed and assigned by Seller to Buyer.

ARTICLE 2

PURCHASE AND SALE OF THE LOAN

Section 2.1 Agreement to Sell and Purchase the Loan. Subject to and upon the terms and conditions of this Agreement, Seller agrees to sell, and Buyer agrees to purchase, all of Seller's right, title and interest in and to the Loan and the Loan Documents.

2.1.1 EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SALE, TRANSFER AND ASSIGNMENT, AND PURCHASE AND ASSUMPTION, OF THE LOAN AND THE LOAN DOCUMENTS IS ON AN "AS IS, WHERE IS" BASIS, **WITHOUT RECOURSE TO SELLER AND WITHOUT REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED OF ANY TYPE, KIND OR CHARACTER.** Buyer acknowledges that it has conducted or shall conduct its own independent investigation and examination of the Loan Files (including, without limitation, the information and records made available by Seller and such other records, files and documents as may be available to the public from local, county, state, and federal authorities, courts and record–keeping offices), and is or shall become fully familiar with the terms, conditions, and payment status of the Loan. Except as otherwise expressly set forth herein, Buyer acknowledges and understands that there may be information and documentation missing from the records that may be material, and if known to Buyer, could have an impact upon perceived, apparent, or actual value, merits and/or risks with respect to the Loan. In addition, Buyer acknowledges and understands that portions of the records may have been prepared by parties other than Seller and that, except as otherwise expressly set forth herein, neither Seller nor any Seller Related Parties has made an independent investigation or verification of any such records or makes any representation or warranty, whether express or implied, of any type, kind, character or nature whatsoever or as to the content, accuracy, or completeness of any such records. Further, except as otherwise expressly set forth herein, Buyer acknowledges and agrees that all information and records provided to Buyer have been provided for informational purposes only, as an accommodation to Buyer, and any inaccuracy, incompleteness, or deficiency in any part of such information and records shall be solely the risk of Buyer.

2.1.2 Buyer has been and will continue to be solely responsible for making its own independent investigation of the Loan Files. Buyer acknowledges that the sale of the Loan by Seller to Buyer is irrevocable, and that Buyer shall have no recourse to Seller, except as expressly provided in this Agreement. Buyer acknowledges and agrees that Seller has not made any representations or warranties concerning the collectibility of the Loan, the value of the Collateral or otherwise.

2.1.3 Buyer acknowledges that no estoppels or other confirmation of the outstanding amount of the Loan or any other information regarding the Loan, the Loan Documents or the Collateral will be provided from any Borrower, any principal of the Borrower, any guarantor or any other party affiliated with the Borrower or any other party having an interest in or claim to the Collateral.

        2.1.4 EXCEPT AS EXPRESSLY SET FORTH HEREIN, SELLER DOES NOT AND WILL NOT MAKE ANY ORAL OR WRITTEN REPRESENTATIONS, WARRANTIES, PROMISES OR GUARANTEES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, CONCERNING OR WITH REGARD TO, AND EXPRESSLY DISCLAIMS ANY LIABILITY OR OBLIGATION WITH RESPECT TO, CONCERNING OR RELATING TO ANY ASPECT OF THE COLLATERAL, INCLUDING WITHOUT LIMITATION, ANY OF THE FOLLOWING: (A) THE COLLECTIBILITY OF THE LOAN; (B) THE VALUE, CONDITION, PROFITABILITY OR AMOUNT NECESSARY TO REHABILITATE THE COLLATERAL; (C) TITLE OR OWNERSHIP TO OR OF THE COLLATERAL, OR ANY PORTION OR PART THEREOF; (D) COMPLIANCE WITH ANY ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, INCLUDING, BUT NOT LIMITED TO, THOSE PERTAINING TO THE USE, HANDLING, GENERATING, TREATING, STORING OR DISPOSING OF ANY HAZARDOUS WASTE, HAZARDOUS SUBSTANCE, PETROLEUM PRODUCT, STORAGE TANK, OR OTHER CONTAINER THEREFOR, ASBESTOS OR ANY OTHER SUBSTANCE CONTROLLED OR OTHERWISE GOVERNED BY APPLICABLE LAWS; (E) GOVERNMENTAL LAWS AND ANY OTHER RESTRICTIONS APPLICABLE TO THE COLLATERAL; (F) OWNERSHIP OF OR OBLIGATIONS IN RESPECT OF ANY ENTITLEMENTS OR OTHER SIMILAR RIGHTS OR BENEFITS ATTRIBUTABLE TO, BURDENING OR OTHERWISE PERTAINING TO THE COLLATERAL; (G) CLAIMS BY BORROWERS AGAINST SELLER UNDER THE LOAN DOCUMENTS OR OTHERWISE, OR CLAIMS BY THIRD PARTIES AGAINST THE BORROWERS OR SELLER, OR THE CREDITWORTHINESS OR ABILITY OF ANY BORROWER TO FULFILL ITS OBLIGATIONS OR PAY ITS RESPECTIVE DEBTS AS THEY MATURE.

        2.1.5 Buyer acknowledges that it is a sophisticated investor and, except as otherwise provided in this Agreement, Buyer is relying solely on its own investigation of the Loan, the Loan Documents, the Loan Files, the Borrowers and the Collateral.

        Section 2.2   **Due Diligence.** Until the Due Diligence Expiration Date, Buyer may conduct such investigations and inquiries into the Loan, the Loan Documents, the Loan Files, the Borrower, the Collateral and such other matters as it deems advisable to determine whether it will proceed with the purchase of the Loan. On or before the Due Diligence Expiration Date, Buyer shall notify Seller in writing if Buyer elects to cancel the transaction provided for in this Agreement for any reason and in the sole and absolute discretion of Buyer, in which case this Agreement shall terminate and the Deposit shall be returned to Buyer. If Buyer does not notify Seller of its election to cancel the transaction before the Due Diligence Expiration Date, Buyer shall have waived such termination right and this Agreement shall remain in full force and effect and the Deposit shall immediately become non-refundable except as otherwise expressly provided herein. Seller agrees to make its Loan Files available to Buyer for examination (and copying by Buyer) during this period and within 24 hours of the Effective Date.

        Section 2.3   **Purchase Price.** The Purchase Price shall be paid as follows:

2.3.1 Buyer shall deposit into Escrow the sum of One Thousand and No/100 Dollars (the "**Deposit**") no later than two (2) business days after the Effective Date, which Deposit shall be held by Escrow Agent pursuant to Escrow Agent's customary strict joint order escrow agreement which agreement shall, in any event, provide for release of the Deposit only upon the joint written order of Seller and Buyer and only to the party entitled to the same in accordance with the terms of this Agreement; and

2.3.2 Buyer shall deposit the balance of the Purchase Price into Escrow no later than 10:00 A.M. CST on the Closing Date with Good Funds.

Section 2.4 **Cross-Default**. Closing is intended to occur simultaneously with the Contract Closing, and shall not occur if the Contract Closing does not occur. Any default under the Partnership Sale Contract by Seller shall be deemed to be a default of Seller hereunder and vice versa and any default of Contract Purchaser under the Partnership Sale Contract shall be deemed to be a default of Buyer hereunder and vice versa.

Section 2.5 **Liquidated Damages**. In the event of a default by Buyer as a result of which the Closing and consummation of the transactions herein contemplated do not occur, and provided that no event of default by Seller has also occurred, Buyer and Seller agree that it would be impractical and extremely difficult to estimate the damages which Seller may suffer. Therefore, Seller and Buyer do hereby agree that a reasonable estimate of the total net detriment that Seller would suffer in the event that Buyer defaults and fails to complete the purchase of the Loan and the Loan Documents is and shall be, as Seller's sole and exclusive remedy (whether at law or in equity), the right of Seller to receive and retain the Deposit. The payment and performance of the above as liquidated damages is not intended as a forfeiture or penalty within the meaning of applicable law. Upon default by Buyer hereunder, this Agreement shall be terminated, and neither party shall have any further rights or obligations hereunder (except for indemnification obligations which specifically survive the termination of this Agreement), except the right of Seller to be paid and retain the Deposit, as liquidated damages.

ARTICLE 3

SERVICING OF LOAN

Section 3.1 **Servicing Prior to the Closing Date**. Between the Effective Date and the Closing Date, Seller shall service and administer the Loan in conformity with customary industry servicing standards and Seller's operating history, including confirming that real estate taxes for the Property have been paid current and insurance required under the Loan Documents is maintained; *provided, however*, that Seller shall not, without the prior written consent of Buyer (which shall not be unreasonably withheld or delayed): (a) amend or modify the material terms of the Loan; (b) release any Collateral or Borrower or any other obligor from liability in connection with the Loan; (c) compromise or settle any Claims; (d) initiate or otherwise take any action with respect to a foreclosure against any Collateral, or any other remedies under the Loan, except to the extent such actions are necessary or appropriate in Seller's judgment as a continuation of actions taken prior to the Effective Date; or (e) sell or encumber the Loan. If Seller complies with this provision in good faith, Seller shall have no liability hereunder and Buyer shall be bound by the actions taken by

Seller during such period. Further, under no circumstances shall Seller be deemed a fiduciary as to the Buyer with respect to the Loan. Without limiting the foregoing, Seller shall have no liability for actions taken at the written request of, or with the written consent of, Buyer, and no such action shall be deemed to have limited Buyer's obligation to purchase the Loan. Notwithstanding any provision in this Agreement to the contrary, Seller shall have no obligation to make any advances or to pay any Impositions from its own funds.

Section 3.2 <u>Servicing After the Closing Date</u>.

(a) The Loan shall be sold, transferred, conveyed, and assigned to Buyer on a Servicing-Released Basis. As of the Closing Date, all rights, obligations, liabilities, and responsibilities with respect to the servicing and administration of the Loan shall pass to Buyer, and Seller shall be discharged and released from any obligation, liability or responsibility therefor. Buyer hereby acknowledges that the Loan may include provisions for Impositions, negative amortization and/or balloon payments of principal, and that the servicing of the Loan may be affected accordingly.

(b) After the Closing Date, Buyer shall be solely responsible for compliance with any laws, rules or regulations governing the ownership, servicing and/or administration of the Loan, including without limitation, the obligation to notify any Borrower or any guarantor or surety of the transfer of the servicing rights from Seller to Buyer. Further, Seller shall have the right, but not the obligation, to mail a notice addressed to any Borrower and/or any guarantor or surety, at the address shown in its records, notifying such Borrower, guarantor or surety of the transfer of the Loan and the servicing thereof from Seller to Buyer.

ARTICLE 4

<u>CONDITIONS PRECEDENT TO CLOSING</u>

Section 4.1 <u>Conditions Precedent to Buyer's Obligations</u>. Notwithstanding anything in this Agreement to the contrary, Buyer's obligation to purchase the Loan and the Loan Documents shall be subject to and conditioned upon the satisfaction by Seller or waiver by Buyer of the following conditions precedent: (a) all of the representations and warranties of Seller set forth herein (including but not limited to those is Section 7.1, collectively, the "**Seller Representations**") shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except as affected by the taking of any action permitted hereunder; (b) Seller's performance or tender of performance of its obligations under this Agreement, and (c) occurrence of the Contract Closing.

Section 4.2 <u>Conditions Precedent to Seller's Obligations</u>. Notwithstanding anything in this Agreement to the contrary, Seller's obligation to sell the Loan and the Loan Documents shall be subject to and conditioned upon the satisfaction by Buyer or waiver by Seller of the following conditions precedent: (a) all of the representations of Buyer set forth herein shall be true and correct in all material respects as of the date hereof and as of the Closing Date, except as affected by the taking of any action permitted hereunder; (b) Buyer's performance or tender of performance of its obligations under this Agreement, and (c) occurrence of the Contract Closing.

7

Section 4.3 <u>Failure or Waiver of Conditions Precedent</u>. In the event any of the conditions set forth in <u>Section 4.1 or 4.2</u> are not fulfilled or waived in any material respect, the party benefited by such condition may, by written notice to the other party, terminate this Agreement and except as set forth herein, neither party shall have any further obligation to the other. Either party may, at its election, waive in writing the benefit of the conditions set forth which benefit such party. In the event this Agreement is terminated by Buyer pursuant to this <u>Article 4</u> and Buyer is not otherwise in default of the provisions of this Agreement, Buyer shall be entitled to the return of the entire Deposit; in all other instances, provided that Seller is not otherwise in default of the provisions of this Agreement, Seller shall be entitled to delivery of the Deposit on the Closing Date.

Section 4.4 <u>Approvals</u>. Each of the Parties acknowledges that the consents of the Authority and the Lender to the transfer the Loan, as contemplated by this Agreement, are required. Buyer shall each use commercially reasonable efforts to obtain the same, and Seller, at no cost, expense or liability to Seller, will reasonably cooperate with Buyer to provide the Lender and the Authority with such information and executed documents which Lender and the Authority may reasonably require in order to evaluate such transfer, and it shall be a condition precedent to Closing that each of the Lender's and the Authority's written consent is received prior to Closing. Seller, on the one hand, and Buyer, on the other, shall each provide the other with copies of any correspondence from the Authority or the Lender or that it receives in connection with the Lender's or the Authority's review of the proposed transfer of the Loan.


ARTICLE 5

CLOSING


Section 5.1 <u>Payment by Buyer</u>. Payment for the Loan and the Loan Documents shall be made on the Closing Date as provided in <u>Section 2.3</u>. On the Closing Date, Buyer shall deliver the Purchase Price to the Escrow Agent, and the Escrow Agent shall deliver the Purchase Price to Seller upon delivery by Seller of the Closing Documents to be delivered by Seller pursuant to <u>Section 5.2</u> hereof.

Section 5.2 <u>Deliveries by Seller of Closing Documents and Loan Files</u>. No later than one Business Day prior to the Closing Date, Seller shall deliver or cause to be delivered to Escrow Agent, the following documents or instruments (the "**Closing Documents**") with respect to the Loan:

(a) the original Note and any guaranties thereof for the Loan being assigned to Buyer pursuant to the General Assignment, or, in the absence of the originals thereof, photocopies of the original Note and guaranties together with a Lost Note Affidavit and Indemnity relating thereto, duly executed by Seller in the form attached as <u>Exhibit B</u> hereto;

(b) the Endorsement and Allonge to Promissory Note in the form attached hereto as <u>Exhibit C</u>;

(c) the Assignment of Mortgage in the form attached hereto as <u>Exhibit D</u>;

8

(c)   the General Assignment executed by Seller;

(d)   the Loan Files;

(e)   any tax or insurance escrow balances, or other reserves and/or amounts for Impositions, held by Seller in connection with the Loan as of the Closing (unless such amounts are applied as credits against the Purchase Price);

(f)   a settlement statement for the purchase of the Loan; and

(g)   such other documents and instruments as the parties may agree are reasonably required to effectuate the complete transfer of the Loan to Buyer.

Section 5.3 Post-Closing. From and after the Closing Date, Seller shall have no responsibility for servicing the Loan and shall have no other obligation or liability of any kind concerning the Loan. Seller agrees to cooperate with Buyer in notifying the borrower and guarantors (if any) under the Loan Documents of Buyer's purchase of the Loan. At any time within ninety (90) days after the Closing Date, upon the reasonable request of Buyer and without payment of further consideration to Seller other than reimbursement for Seller's out-of-pocket expenses, Seller will execute, acknowledge and deliver such additional assignments, transfers and confirmations as may be reasonably required to evidence or confirm the assignment and transfer of the Loan to Buyer, including without limitation individual assignments of any mortgage documents or financing statements for each of the Loan, in recordable form and without representation or warranty from Seller of any kind, and including assignments of the liens on any vehicles or other Collateral subject to registration or Certificates of Title. All such assignments, transfers and confirmations requested by Buyer hereunder shall be completed by the Buyer and shall be in form reasonably acceptable to Seller. All such assignments of the Note shall be in the form of the Endorsement and Allonge to Promissory Note attached hereto as Exhibit C and/or any mortgage or deed of trust or assignment of rents or assignment of leases relating to any of the Loan assigned hereunder shall be in the form of the Assignment of Mortgage attached hereto as Exhibit D.

Section 5.4 Costs. Each party hereto shall pay its own legal expenses, fees and costs in connection with this transaction. Buyer shall be responsible for and shall pay all documentary fees, transfer fees, title company charges, recording fees and other charges incurred to transfer ownership to Buyer in connection with this transaction.

ARTICLE 6

BUYER'S REPRESENTATIONS,
WARRANTIES, COVENANTS AND ACKNOWLEDGMENTS

Section 6.1 Representations and Warranties of Buyer. Buyer hereby represents, warrants, covenants and acknowledges to Seller that as of the date hereof, and as of the Closing Date:

(a) **Authority.** Buyer is in good standing in the jurisdiction of its formation and is duly and legally authorized to enter into this Agreement, and is a "United States person" within the meaning of Paragraph 7701(a)(30) of the Internal Revenue Code, as amended. Further, Buyer has complied with all applicable laws, rules, regulations, charter provisions and bylaws necessary to consummate the transactions contemplated by this Agreement, and Buyer's representative is authorized to act on behalf of and bind the Buyer to the terms of this Agreement.

(b) **Enforceability.** Assuming due authorization, execution and delivery by the other party hereto, this Agreement and all of the obligations of Buyer hereunder are the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with the terms of this Agreement, subject to applicable bankruptcy, insolvency, reorganization, moratorium laws or similar laws or equitable principles affecting or limiting the rights of contracting parties generally.

(c) **Independent Evaluation.** Notwithstanding any representations or warranties by Seller, contained herein or otherwise, Buyer has made and relied on its own evaluation and decision to purchase the Loan as more fully set forth in Section 2.1 hereof, and Buyer has not relied upon any oral or written information or statements from Seller other than those expressly contained in this Agreement.

(d) **Assumption of Seller's Obligations.** On the Closing Date, Buyer shall assume and upon the Closing Date shall be deemed to have assumed all of Seller's obligations and liabilities of any kind whatsoever with respect to the Loan, the Loan Documents, and the Collateral.

Section 6.2 Indemnification. Buyer will indemnify and hold harmless the Seller and its officers, directors, agents, partners, members, controlling entities and employees from any and all demands, Claims, causes of action, losses, damages, liabilities, obligations, remedies, penalties, costs and expenses (including without limitation, reasonable attorneys' fees) arising out of, pertaining to, or in connection with (i) any of the Loan, arising from events, conditions or circumstances occurring subsequent to the Closing Date, and (ii) a breach of any representation, warranty or covenant made herein.

If a third party commences any action or makes any demand against Seller, for which Seller is entitled to indemnification under this Agreement, Seller will promptly notify Buyer in writing of such action or demand; provided, however, that if Seller assumes the defense of the action and fails to provide prompt notice to Buyer, such failure shall not limit in any way Buyer's obligation to indemnify Seller except to the extent that such failure materially prejudices Buyer's ability to defend the action. Seller may, at its own expense, without limiting the Buyer's obligations hereunder, participate in the defense of such action with counsel reasonably satisfactory to Seller.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Section 7.1 Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows:

(a) **Authority.** Seller is in good standing in the jurisdiction of its formation and is duly and legally authorized to enter into this Agreement, and is a "United States person" within the meaning of Paragraph 7701(a)(30) of the Internal Revenue Code, as amended. Seller's representative is authorized to act on behalf of and bind the Seller to the terms of this Agreement. Assuming due authorization, execution and delivery by the other party hereto, this Agreement and the Closing Documents and all the obligations of Seller hereunder and thereunder are the legal, valid and binding obligations of Seller, enforceable in accordance with the terms of this Agreement and the Closing Documents, subject to applicable bankruptcy, insolvency, reorganization, moratorium laws or similar laws or equitable principles affecting or limiting the rights of contracting parties generally. Seller has complied with all applicable laws, rules, regulations, charters and bylaws necessary to consummate the transactions contemplated by this Agreement.

(b) **Right to Sell.** Subject to the consents described in Section 4.4 hereof, Seller has full right and authority to sell, assign and transfer the Loan to Buyer. There is no action, suit or proceeding pending or threatened against Seller or any Seller Related Party in any court or by or before any other governmental agency or instrumentality which would materially affect the ability of Seller to carry out the transactions contemplated by this Agreement. Seller has not received any written notice of any action, suit or proceeding pending or threatened against Seller or any Seller Related Party relating to the Loan Documents.

(c) **Sole Ownership.** The Seller is the sole owner and holder of the Loan.

(d) **Sale, Transfer and Assignment.** Except as otherwise expressly disclosed in the Loan Files, the sale, assignment and transfer of the Loan and Loan Documents to Buyer will be free of any participation interest.

(e) **Loan Balances.** The principal balance of the Loan was, as of the Effective Date, $3,596,276.00. The accrued interest on the Loan is estimated to be $3,253,229.00 as of November 30, 2013.

(f) **Loan Information.** To Seller's knowledge, the Loan Files are true and correct in all material respects.

(g) **Enforceability.** The Note and Loan Documents are genuine and the legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms except as such enforcement may be limited by bankruptcy,

11

insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally (regardless of whether such enforcement is considered in a proceeding in equity or at law).

(h) **Insurance.** To Seller's knowledge, insurance required to be maintained under the Loan Documents is in full force and effect. Seller has not received any notice of cancellation of any insurance required to be maintained under the Loan Documents.

(i) **No Modifications.** The Loan and the Loan Documents have not been modified or amended (nor has any waiver, notice, consent offset or unscheduled payment been made) since the Effective Date without the written consent of Buyer.

(j) **No Material Adverse Change.** Since the Effective Date, to Seller's knowledge, there have been no material adverse changes to any of the Loan or the Collateral.

When used in this Agreement, the term "Seller's knowledge" or "to Seller's knowledge" means the actual knowledge of Joseph LaMantia, without any duty of investigation.

Section 7.2 Indemnification. Seller will indemnify and hold harmless the Buyer and its officers, directors, agents, partners, members, controlling entities and employees from any and all demands, Claims, causes of action, losses, damages, liabilities, obligations, remedies, penalties, costs and expenses (including without limitation, reasonable attorneys' fees) arising out of, pertaining to, or in connection with (i) the Loan, arising from events, conditions or circumstances occurring prior to the Closing, and (ii) a breach of any representation, warranty or covenant made herein.

If a third party commences any action or makes any demand against Buyer, for which Buyer is entitled to indemnification under this Agreement, Buyer will promptly notify Seller in writing of such action or demand; provided, however, that if Buyer assumes the defense of the action and fails to provide prompt notice to Seller, such failure shall not limit in any way Buyer's obligation to indemnify Buyer except to the extent that such failure materially prejudices Seller's ability to defend the action. Buyer may, at its own expense, without limiting the Seller's obligations hereunder, participate in the defense of such action with counsel reasonably satisfactory to Buyer.

Section 7.3 Survival of Seller's Representations. Seller and Buyer agree that Seller's Representations shall survive Closing for a period of 6 months (the "**Survival Period**"). Seller shall have no liability after the Survival Period with respect to Seller's Representations contained herein except to the extent that Buyer has commenced suit against Seller during the Survival Period for breach of any of Seller's Representations. Under no circumstances shall Seller be liable to Buyer for more than $50,000.00 in any individual instance or in the aggregate for all breaches of Seller's Representations under this Agreement and/or all representations of Seller under the Partnership Sale Contract. Nor shall Buyer be entitled to bring any claim for a breach of Seller's Representations unless the claim for damages (either in the aggregate or as to any individual claim) by Buyer exceeds $5,000.00. In the event that Seller breaches any representation contained in Section 7.1 and Buyer had knowledge of such breach prior to the Closing Date, Buyer shall be deemed to have waived any right of recovery, and Seller shall not have any liability in connection therewith.

12

ARTICLE 8

NOTICES

Section 8.1 Notices. All notices, demands, requests and other communications required or permitted hereunder shall be delivered in accordance with Section 6 of the Partnership Sale Contract, with notices to Seller being delivered to "Assignor" and "Operating General Partner" thereunder, and notices to Buyer being delivered to "Assignee" thereunder.

ARTICLE 9

MISCELLANEOUS PROVISIONS

Section 9.1 Brokerage Commissions and Finder's Fees. Each party to this Agreement warrants to the other that no person or entity is entitled to any commission, finder's fee, acquisition fee or other brokerage-type compensation (collectively, a "**Commission**") based upon the acts of that party with respect to the transaction contemplated by this Agreement. Each party hereby agrees to indemnify and defend the other against and to hold the other harmless from any and all loss, cost, liability or expense (including but not limited to attorneys' fees and commissions) resulting from any claim for a Commission by any other person or entity based upon such acts.

Section 9.2 Severability. Each part of this Agreement is intended to be severable. If any term, covenant, condition or provision hereof is held to be unlawful, invalid, or unenforceable for any reason whatsoever, and such illegality, invalidity, or unenforceability does not affect the remaining parts of this Agreement, then all such remaining parts hereof shall be valid and enforceable and have full force and effect as if the invalid or unenforceable part had not been included.

Section 9.3 Rights Cumulative; Waivers. The rights of each of the parties under this Agreement are cumulative and may be exercised as often as any party considers appropriate. The rights of each of the parties hereunder shall not be capable of being waived or varied otherwise than by an express waiver or variation in writing. Any failure to exercise or any delay in exercising any of such rights shall not operate as a waiver or variation of that or any other such right. Any defective or partial exercise of any such rights shall not preclude any other or further exercise of that or any other such right. No act or course of conduct or negotiation on the part of any party shall in any way preclude such party from exercising any such right or constitute a suspension or any variation of any such right.

Section 9.4 Headings. The headings of the Articles contained in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provision hereof.

13

Section 9.5 Construction. Unless the context otherwise requires, singular nouns and pronouns, when used herein, shall be deemed to include the plural of such noun or pronoun and pronouns of one gender shall be deemed to include the equivalent pronoun of the other gender.

Section 9.6 Benefit; Successors Bound. This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights and benefits hereof, including the exhibits and schedules hereto, shall be binding upon, and shall inure to the benefit of, the undersigned parties and their respective heirs, executors, administrators, representatives, successors, and assigns.

Section 9.7 Prior Understandings. This Agreement supersedes any and all prior discussions and agreements between Seller and Buyer with respect to the purchase of the Loan and the Loan Documents contained herein, and this Agreement contains the sole and entire understanding between the parties hereto with respect to the transactions contemplated herein.

Section 9.8 Integrated Agreement. This Agreement and all exhibits and schedules hereto constitute the final complete expression of the intent and understanding of Buyer and Seller. This Agreement shall not be altered, modified or amended except by a subsequent writing, signed by Buyer and Seller.

Section 9.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall constitute one and the same instrument, and any party hereto may execute this Agreement by signing any such counterpart.

Section 9.10 Survival. Except as set forth herein, the representations, warranties and covenants hereinabove made by Buyer or Seller shall not survive the Closing and shall merge into the Closing Documents.

Section 9.11 Governing Law and Consent to Jurisdiction. This Agreement shall be construed in accordance with the laws of the State of Illinois.

Section 9.12 Time is of the Essence. TIME IS OF THE ESSENCE UNDER THE TERMS OF THIS AGREEMENT.

Section 9.13 No Assignment. Buyer shall not assign its right, title or interest in and to this Agreement except to an entity which controls or is under common control with Buyer, and in any event, Buyer shall remain liable hereunder notwithstanding said assignment.

Section 9.14 Assistance of Third Parties. Buyer hereby agrees, acknowledges, confirms and understands that Seller shall have no responsibility or liability to Buyer arising out of or related to any third parties' failure to assist or cooperate with Buyer. The risks attendant to the potential failure or refusal of third parties to assist or cooperate with Buyer and/or Seller in the effective transfer, assignment, and conveyance of the purchased Loan, the Loan Documents, and/or the assigned rights shall be borne by Buyer.

Section 9.15 Waiver of Jury Trial. SELLER AND BUYER BOTH IRREVOCABLY WAIVE ANY AND ALL RIGHT EACH OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM OF ANY NATURE RELATING TO THIS

AGREEMENT, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED IN ANY OF SUCH DOCUMENTS. EACH OF THE SELLER AND THE BUYER ACKNOWLEDGES THAT THE FOREGOING WAIVER IS KNOWING AND VOLUNTARY.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

SELLER:

NATIONAL TAX CREDIT INVESTORS, II, A
CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By: NATIONAL PARTNERSHIP INVESTMENTS
      CORP., a California corporation,
      its General Partner



By:_____
      Authorized Signatory

Date:_____

Address: P.O. Box 91274
          Los Angeles, California 90009-1274
          Attention: Joe LaMantia
Fax #:   (630) 812-2993

With a copy to:

Address: Ginsberg Jacobs LLC
          300 South Wacker Drive
          Suite 2750
          Chicago, Illinois 60606
          Attention: Steven F. Ginsberg
Fax #:   (312) 660-9612

[Signatures continued on next page]

Loan Purchase Agreement – Signature Page

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and date first above written.

BUYER:

ERI/MB HOLDINGS LLC, a Massachusetts limited liability company

By: EDVP Limited Partnership, a Massachusetts limited partnership, its Manager



By: __________________________
Name: Eggert Dagbjartsson
Title: General Partner
Date: __________________________

Address: Equity Resource Investments, LLC
1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138
Attention: Bill Andrews
Telephone: (617) 871-1304
Fax: (617) 876-7616
E-Mail: bill@equityresources.com

With a copy to:

Address: John G. Balboni, Esq.
Sullivan & Worcester LLP
One Post Office
Boston, MA 02109
Telephone: (617) 338-2438
Fax: (617) 338-2880
E-Mail: jbalboni@sandw.com

Loan Purchase Agreement – Signature Page

EXHIBIT A

THE ASSIGNMENT AND ASSUMPTION

THIS ASSIGNMENT AND ASSUMPTION (this "**Assignment**") is made as of this _____ day of _____, 2013, by National Tax Credit Investors, II, A California limited partnership, a California limited partnership, having an address at _____ ("**Assignor**") in favor of ERI/MB Holdings LLC, a Massachusetts limited liability company, having a place of business at _____ ("**Assignee**").

RECITALS

A. Assignor and Assignee have entered into that certain Loan Purchase Agreement dated _____, 2013 (as amended "**Purchase Agreement**") whereby Assignor agrees to convey to Assignee all of Assignor's right, title and interest in and to the Loan and the Loan Documents (as defined in the Purchase Agreement), as described on Exhibit A hereto. Assignee agrees to accept the Loan and the Loan Documents and assume all obligations of Assignor thereunder on the terms and conditions stated in the Purchase Agreement.

B. Pursuant to the Purchase Agreement, Assignor desires to execute this Assignment in favor of Assignee.

AGREEMENT

NOW, THEREFORE, in consideration of the sum of TEN and 00/100 DOLLARS ($10.00) and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, Assignor hereby agrees as follows:

(a) **Definitions.** Capitalized terms used but not defined herein shall have the same meaning as set forth in the Purchase Agreement.

(b) **Assignment.** Assignor hereby sells, assigns, transfers and conveys to Assignee, and Assignee hereby accepts and assumes, without any representation, warranty or recourse (whether concerning the collectibility of the Loan, the value of the Collateral or otherwise) other than as expressly made in the Purchase Agreement, all of Assignor's right, title and interest in and to all of the notes and the Loan evidenced by the notes, including any and all guaranties and collateral and other security for the Loan as described on Exhibit A hereto. ASSIGNEE ACKNOWLEDGES AND AGREES THAT THE SALE, TRANSFER AND ASSIGNMENT OF THE LOAN AND THE LOAN DOCUMENTS IS AND SHALL BE MADE ON AN "AS IS, WHERE IS" BASIS **WITHOUT RECOURSE TO SELLER.** ASSIGNEE ACKNOWLEDGES THAT IT HAS MADE SUCH EXAMINATIONS, REVIEWS AND INVESTIGATIONS AS IT DEEMS NECESSARY OR APPROPRIATE IN DECIDING TO EXECUTE THIS ASSIGNMENT AND EFFECTUATE THE UNDERLYING TRANSACTIONS. ASSIGNEE ACKNOWLEDGES AND AGREES THAT THE ASSIGNMENT MADE HEREUNDER IS IRREVOCABLE AND THAT ASSIGNEE SHALL HAVE NO RECOURSE TO ASSIGNOR, EXCEPT AS OTHERWISE PROVIDED IN THE PURCHASE AGREEMENT.

(c)   **Successors.** This Assignment shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns.

(d)   **Governing Law.** This Assignment shall be governed by the laws of the State of Illinois.

(e)   **WAIVER OF JURY TRIAL.** SELLER AND BUYER BOTH IRREVOCABLY WAIVE ANY AND ALL RIGHT EACH OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR CLAIM OF ANY NATURE RELATING TO THIS ASSIGNMENT, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS ASSIGNMENT OR ANY TRANSACTION CONTEMPLATED IN ANY OF SUCH DOCUMENTS. EACH OF THE SELLER AND THE BUYER ACKNOWLEDGES THAT THE FOREGOING WAIVER IS KNOWING AND VOLUNTARY.

(f)   **Construction.** Unless the context otherwise requires, singular nouns and pronouns, when used herein, shall be deemed to include the plural of such noun or pronoun and pronouns of one gender shall be deemed to include the equivalent pronoun of the other gender.

[Remainder of page intentionally left blank; signature page(s) to follow]

IN WITNESS WHEREOF, the parties hereby have executed this Assignment as of the date first above written.


Assignor:

NATIONAL TAX CREDIT INVESTORS, II, A CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By: **NATIONAL PARTNERSHIP INVESTMENTS CORP.**, a California corporation,
its General Partner

      By:_____
                Authorized Signatory

      Date:_____

Assignee:

ERI/MB HOLDINGS LLC, a Massachusetts limited liability company

      By: EDVP Limited Partnership, a Massachusetts limited partnership, its Manager

      By:_____
      Name: Eggert Dagbjartsson
      Title: General Partner
      Date: _____


EXHIBIT B

LOST NOTE AFFIDAVIT AND INDEMNITY

THIS LOST NOTE AFFIDAVIT AND INDEMNITY (this "**Agreement**") is entered into as of _____ ___, 2013 by National Tax Credit Investors, II, A California Limited Partnership, a California limited partnership ("**Seller**"), as indemnitor, in favor of ERI/MB Holdings LLC, a Massachusetts limited liability company ("**Buyer**").

RECITALS

A.   Seller and Buyer have entered into a certain Loan Purchase Agreement dated _____ ___, 2013 (the "**Loan Purchase Agreement**") whereby Seller will sell the "Loan" (as defined therein) to Buyer.

B.   Seller is the current owner and holder of the note(s) or other instruments, true and correct copies of which are attached hereto as Exhibit A (the "**Note**"). After a reasonable search conducted by Seller, it has been determined that the original Note cannot be found. Seller makes this Agreement to induce the Buyer to consummate the transaction contemplated by the Loan Purchase Agreement.

AGREEMENT

1.   Seller represents and warrants to Buyer that Seller is the current owner and holder of the Note.

2.   Seller represents and warrants that Seller has not previously assigned, pledged, sold or encumbered or otherwise transferred the Note and the Note has not b een satisfied, released or discharged.

3.   Seller shall indemnify, defend and hold harmless Buyer, and any of its members, their successors and assigns, from and against any and all claims, demands, suits, liabilities, losses, damages, obligations, payments, costs and expenses of whatever kind or nature (including, without limitation, costs of investigation, actions, suits, proceedings, demands, assessments, judgments, settlements and compromises relating thereto and reasonable attorney fees in connection therewith) relating to, arising from or in any way resulting from a claim for payment from any third party and/or the obligor under the Note resulting from a breach of the representations and warranties set forth in Sections 1 and 2 of this Agreement. Notwithstanding anything contained herein to the contrary, the foregoing indemnity shall (a) be limited to the Purchase Price paid by Buyer to Seller under the Loan Purchase Agreement, and (b) terminate in the event Seller finds, endorses and delivers the original Note to Buyer.

4.   This Agreement shall be governed and construed in accordance with the laws of the State of Illinois.

B-1

5.   Nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the Buyer or its successors and assigns, nor is anything in this Agreement intended to give any third person any right of subrogation or action against any party to this Agreement.

6.   If any action is brought pursuant to this Agreement, the prevailing party shall be entitled to recover from the other party reasonable attorneys' fees incurred in connection with the prosecution or defense of such action.

[Remainder of page intentionally left blank; signature page(s) to follow]

IN WITNESS WHEREOF, this Lost Note Affidavit and Indemnity is made as of the day and year first above written.

INDEMNITOR:

NATIONAL TAX CREDIT INVESTORS, II, A CALIFORNIA LIMITED PARTNERSHIP,
a California limited partnership

By: **NATIONAL PARTNERSHIP INVESTMENTS CORP.,**
 a California corporation,
 its General Partner

 By:_____
  Authorized Signatory

 Date:_____

EXHIBIT C

ENDORSEMENT AND ALLONGE TO PROMISSORY NOTE

PAY to the order of _____, without warranty representation or recourse of any kind, that certain note dated _____, _____ in the original principal amount of $_____ executed by _____, a _____.

NATIONAL TAX CREDIT INVESTORS, II, A CALIFORNIA LIMITED PARTNERSHIP, a California limited partnership

By: NATIONAL PARTNERSHIP INVESTMENTS CORP., a California corporation, its General Partner

By:_____
                    Authorized Signatory

Date:_____

EXHIBIT D

ASSIGNMENT OF MORTGAGE

National Tax Credit Investors, II, A California Limited Partnership, a California limited partnership (t he "**Assignor**"), the Mortgagee named in the Mortgage described below (or the successor, by merger or change of name, to the original Mortgagee named below), for and in consideration of the sum of TEN DOLLARS ($10.00) lawful money of the United States of America, paid to it by _____ (the "**Assignee**"), the receipt of which is hereby acknowledged, has granted, bargained, sold, assigned, transferred and set over, and by these presents does grant, bargain, sell, assign, transfer and set over unto the Assignee and without recourse, representations or warranties of any kind whatsoever, all of the Assignor's right, title and interest in and to that certain [Mortgage] dated as of _____, ____ given and executed by _____, a _____ to Secretary of Housing and Urban Development of Washington D.C., as assigned to PAMI Midatlantic LLC and as subsequently assigned to Assignor to secure the payment of the principal sum of _____ DOLLARS ($_____) together with interest thereon and the other Obligations recited therein, and recorded in the Office of the Recorder of Deeds of Cook County, Illinois on _____, 19___, as document No. _____;

being secured by all that certain lot, tract, parcel or piece of ground, together with the improvements erected thereon, situate in Cook County, Illinois; and

more particularly described in said Mortgage; and also the Note or other obligations recited in the said Mortgage and thereby intended to be secured, and all monies, whether principal, interest or otherwise, due and to become due thereon.

TO HAVE, HOLD, RECEIVE AND TAKE, all and singular the hereditaments and premises hereby and thereby granted, described and assigned, or mentioned and intended so to be, with the appurtenances, unto the Assignee to and for its proper use and benefit forever.

[Remainder of page intentionally left blank; signature page follows]

D-1

WITNESS the due execution hereof as of this _____ day of _____, 2013.

Signed, Sealed and Delivered
in the presence of:

ASSIGNOR:

_____

**NATIONAL TAX CREDIT INVESTORS, II, A
CALIFORNIA LIMITED PARTNERSHIP,**
a California limited partnership

By: **NATIONAL PARTNERSHIP
INVESTMENTS CORP.**, a California
corporation,
its General Partner

By:_____
        Authorized Signatory

Date:_____

[Notarial jurat(s) on following pages(s)]

STATE OF _____)
)   ss:
COUNTY OF _____)

      On this, the _____ day of _____, 2013, before me, a Notary Public, the undersigned officer, personally appeared _____, who acknowledged himself/herself to be the Authorized Signatory of National Partnership Investments Corp., a California corporation, the General Partner of National Tax Credit Investors II, A California Limited Partnership, a California limited partnership (the "Company"), and that he/she, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said Company.

      IN WITNESS WHEREOF, I hereunto set my hand and official seal.

_____
Notary Public

My commission expires: _____

The address of the within-named Assignee is: Return to:

_____   _____

_____   _____

_____   Attention: _____

_____
On behalf of the Assignee

SCHEDULE I

Loan Documents

		Date/Recording Information
Original Lender:	HUD	
Present Lender:	National Tax Credit Investors II	
Promissory Note		
1.	Second Mortgage Note	10-29-98; not recorded
2.	Deed of Trust/Mortgage Note Endorsement	12-12-02; not recorded
3.	Allonge	None; not recorded
Mortgage		
4.	Second Mortgage	10-29-98 Recorded 10-29-98 as Doc. No. 98977355
5.	Assignment of Mortgage and Other Collateral Loan Documents	12-12-02 Not recorded
6.	General Assignment and Acceptance of Loan Documents and Claims	5-31-06 Not recorded
7.	Assignment of Mortgage	5-31-06 Recorded 6-9-06 as Doc. No. 0616044084
Security Agreement		
8.	Second Security Agreement (partial)	10-29-98
Other		
9.	Subordination Agreement	10-29-98 Recorded 10-29-98 as Doc. No. 98977376